EXHIBIT 12.2

SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful Trade Accounts Receivable

	Balance at Beginning of Year	Charged to Expenses	Write-Offs, Net of Recoveries	Balance at End of Year

For the Years Ended December 31:
2012	$5,232	$2,598	$(1,886)	$5,944
2011	4,590	2,615	(1,973)	5,232
2010	4,428	1,765	(1,603)	4,590